GENESIS CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Current assets		
Cash	$	2,955,120
Accounts receivable, net of allowance for doubtful accounts of $0		57,691
Prepaid expenses		29,901
Total current assets		3,042,712
Property and equipment, at cost		
Computers		85,216
Furniture and fixtures		80,119
		165,335
Accumulated depreciation		(165,335)
		-
Other assets		
Deposits		8,675
Total assets	$	3,051,387

LIABILITIES AND MEMBER'S EQUITY

Current liabilities		
Accounts payable and accrued expenses	$	10,992
Due to profit sharing		105,405
Current portion of deferred rent		13,098
Discretionary bonuses and profit sharing		2,207,405
Total current liabilities		2,336,900
Long-term liabilities		
Deferred rent		26,017
Total liabilities		2,362,917
Member's equity		688,470
Total liabilities and member's equity	$	3,051,387

See accompanying notes to the financial statements